Exhibit 21:

Subsidiaries of the Registrant

Hudson Technologies Company d/b/a Hudson Technologies of Tennessee incorporated in the State of Tennessee.

Hudson Holdings, Inc. incorporated in the State of Nevada.

ASPEN Refrigerants, Inc. (formerly Airgas-Refrigerants, Inc.) incorporated in the State of Delaware

Safety Hi-Tech USA, LLC, a Delaware limited liability company, of which Hudson Holdings, Inc. owns 50% of the equity.